SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release August 16,2005 at 9:00

Heikki Malinen appointed Executive Vice President, Strategy of UPM

Mr Heikki Malinen, M.Sc (Econ.), MBA (Harvard), aged 43, has been appointed Executive Vice President, Strategy and member of UPM’s Executive Team as of January 1, 2006. The current Executive Vice President Mr Heikki Sara, aged 60, will retire on January 31, 2006. Mr Malinen currently works as President, UPM-Kymmene North America. Mr Malinen will report to Mr Jussi Pesonen, President and CEO.

Heikki Malinen has two decades of professional experience in the paper industry and management consulting profession. He has worked for the global forest industry consulting firm, Jaakko Poyry, where he was responsible for the North American practice. Before that, he was a manager in the Atlanta office of management consulting firm McKinsey & Company, Inc. After working for UPM early in his career in his native Finland, Malinen re-joined the company’s North American operations in 2002 as President of Sales. Since April 2004, Mr Malinen has worked as President of UPM North America.

Mr Bernd Eikens, Ph.D. (Eng.), aged 40, has been appointed President, UPM-Kymmene North America as of October 1, 2005. Mr Eikens currently works as Managing Director of UPM’s Nordland Papier paper mill in Germany. Previously he has worked two years in the paper industry in the USA. Mr Eikens will report to Mr Jyrki Ovaska, President, Magazine Papers Division.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations